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FORM 12b-25	SEC FILE NUMBER
000-52282

CUSIP NUMBER
NOTIFICATION OF LATE FILING	276050101

(Check one):	☑	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: December 31, 2012

	☐	Transition Report on Form 10-K

	☐	Transition Report on Form 20-F

	☐	Transition Report on Form 11-K

	☐	Transition Report on Form 10-Q

	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Cellular Biomedicine Group, Inc.
Full Name of Registrant

EastBridge Investment Group Corporation
Former Name if Applicable

530 University Avenue, #17
Address of Principal Executive Office (Street and Number)

Palo Alto, California 94301
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

The Registrant has experienced a delay in completing the information necessary for inclusion in its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Annual Report”). The registrant expects to file the Annual Report within the allotted extension period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Andrew Chan	(650)	566-5064
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			☑	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			☑	No	☐

Fiscal Year Ended December 31, 2012, Compared to Fiscal Year Ended December 31, 2011 Revenues

Year Ended December 31,	Revenues	Change from Prior Year	Percent Change from Prior Year

2012	$9,368,771	$9,333,271	26291%
2011	$35,500

Revenues in fiscal 2012 increased by approximately $9,333,000, due primarily to timing of specific listing agreements with our clients which triggered payment obligations from our clients to us.  Most of the current agreements with EastBridge Sub stipulate that the receipt of revenue from them is dependent upon the successful listing of the client company on a U.S. stock exchange or other market.  The Company recognized revenue in 2012 based on receipt of shares in clients that were successfully listed.  For example, the Company met all of the milestones in the listing agreement with Wonder International in 2012.  In 2011, revenue was associated with cash fees for which services were fully rendered.

Cellular Biomedicine Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2013		By:	/s/ Andrew Chan
Andrew Chan, CFO